UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                 AMENDMENT NO. 6
                                       TO
                                  SCHEDULE 13D

                                 (RULE 13d-101)

                 INFORMATION TO BE INCLUDED IN STATEMENTS FILED
                PURSUANT TO RULE 13d-1(a) AND AMENDMENTS THERETO
                         FILED PURSUANT TO RULE 13d-2(a)

                             NUR MACROPRINTERS LTD.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                                ORDINARY SHARES,
                              NIS 1.0 NOMINAL VALUE
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                    M7516510
--------------------------------------------------------------------------------
                                 (CUSIP Number)


       Dan Purjes, 830 Third Avenue, 14th Floor, New York, New York 10022,
                            Telephone (212) 922-2084
--------------------------------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)


                                  March 2, 2005
--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g) check the following box |_|.

NOTE: Schedule filed in paper format shall include a signed original and five copies of this schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. M75165106                   13D                            Page 2 of 9



----------- --------------------------------------------------------------------
1           Name of Reporting Person.
            I.R.S. Identification Nos. of above persons (entities only)

            Dan Purjes
----------- --------------------------------------------------------------------
2           Check the Appropriate Box if a Member of a Group*
            (a)|_|
            (b)|_|
----------- --------------------------------------------------------------------
3           SEC Use Only


----------- --------------------------------------------------------------------
4           Source Of Funds*

            PF
----------- --------------------------------------------------------------------
5 Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

            |_|
----------- --------------------------------------------------------------------
6           Citizenship or Place Of Organization

            United States
--------------------------------------------------------------------------------
                       |  7 | SOLE VOTING POWER
      NUMBER OF        |    |
                       |    | 270,022
       SHARES          |----|---------------------------------------------------
                       |  8 | SHARED VOTING POWER
    BENEFICIALLY       |    |
                       |    | 7,519,958
      OWNED BY         |----|---------------------------------------------------
                       |  9 | SOLE DISPOSITIVE POWER
        EACH           |    |
                       |    | 270,022
     REPORTING         |----|---------------------------------------------------
                       | 10 | SHARED DISPOSITIVE POWER
    PERSON WITH        |    |
                       |    | 7,519,958
--------------------------------------------------------------------------------
11        Aggregate Amount Beneficially Owned by Each Reporting Person

          7,789,980
--------------------------------------------------------------------------------
12        Check Box if The Aggregate Amount In Row (11) Excludes Certain Shares*

          |_|
--------------------------------------------------------------------------------
13        Percent of Class Represented by Amount in Row (11)

          30.2%
--------------------------------------------------------------------------------
14        Type of Reporting Person*

          IN
--------------------------------------------------------------------------------

CUSIP NO. M75165106                   13D                            Page 3 of 9



----------- --------------------------------------------------------------------
1           Name of Reporting Person.
            I.R.S. Identification Nos. of above persons (entities only)

            Edna Purjes
----------- --------------------------------------------------------------------
2           Check the Appropriate Box if a Member of a Group*
            (a)|_|
            (b)|_|
----------- --------------------------------------------------------------------
3           SEC Use Only


----------- --------------------------------------------------------------------
4           Source Of Funds*

            PF
----------- --------------------------------------------------------------------
5 Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

            |_|
----------- --------------------------------------------------------------------
6           Citizenship or Place Of Organization

            United States
--------------------------------------------------------------------------------
                       |  7 | SOLE VOTING POWER
      NUMBER OF        |    |
                       |    | 0
       SHARES          |----|---------------------------------------------------
                       |  8 | SHARED VOTING POWER
    BENEFICIALLY       |    |
                       |    | 7,076,870
      OWNED BY         |----|---------------------------------------------------
                       |  9 | SOLE DISPOSITIVE POWER
        EACH           |    |
                       |    | 0
     REPORTING         |----|---------------------------------------------------
                       | 10 | SHARED DISPOSITIVE POWER
    PERSON WITH        |    |
                       |    | 7,076,870
--------------------------------------------------------------------------------
11        Aggregate Amount Beneficially Owned by Each Reporting Person

          7,076,870
--------------------------------------------------------------------------------
12        Check Box if The Aggregate Amount In Row (11) Excludes Certain Shares*

          |_|
--------------------------------------------------------------------------------
13        Percent of Class Represented by Amount in Row (11)

          27.4%
--------------------------------------------------------------------------------
14        Type of Reporting Person*

          IN
--------------------------------------------------------------------------------

CUSIP NO. M75165106                   13D                            Page 4 of 9



----------- --------------------------------------------------------------------
1           Name of Reporting Person.
            I.R.S. Identification Nos. of above persons (entities only)

            X Securities, Ltd.
----------- --------------------------------------------------------------------
2           Check the Appropriate Box if a Member of a Group*
            (a)|_|
            (b)|_|
----------- --------------------------------------------------------------------
3           SEC Use Only


----------- --------------------------------------------------------------------
4           Source Of Funds*

            WC
----------- --------------------------------------------------------------------
5 Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

            |_|
----------- --------------------------------------------------------------------
6           Citizenship or Place Of Organization

            British Virgin Islands
--------------------------------------------------------------------------------
                       |  7 | SOLE VOTING POWER
      NUMBER OF        |    |
                       |    | 214,170
       SHARES          |----|---------------------------------------------------
                       |  8 | SHARED VOTING POWER
    BENEFICIALLY       |    |
                       |    | 0
      OWNED BY         |----|---------------------------------------------------
                       |  9 | SOLE DISPOSITIVE POWER
        EACH           |    |
                       |    | 214,170

     REPORTING         |----|---------------------------------------------------
                       | 10 | SHARED DISPOSITIVE POWER
    PERSON WITH        |    |
                       |    | 0
--------------------------------------------------------------------------------
11        Aggregate Amount Beneficially Owned by Each Reporting Person

          214,170
--------------------------------------------------------------------------------
12        Check Box if The Aggregate Amount In Row (11) Excludes Certain Shares*

          |_|
--------------------------------------------------------------------------------
13        Percent of Class Represented by Amount in Row (11)

          0.8%
--------------------------------------------------------------------------------
14        Type of Reporting Person*

          CO
--------------------------------------------------------------------------------

CUSIP NO. M75165106                   13D                            Page 5 of 9



----------- --------------------------------------------------------------------
1           Name of Reporting Person.
            I.R.S. Identification Nos. of above persons (entities only)

            Y Securities Management, Ltd.
----------- --------------------------------------------------------------------
2           Check the Appropriate Box if a Member of a Group*
            (a)|_|
            (b)|_|
----------- --------------------------------------------------------------------
3           SEC Use Only


----------- --------------------------------------------------------------------
4           Source Of Funds*

            WC
----------- --------------------------------------------------------------------
5 Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

            |_|
----------- --------------------------------------------------------------------
6           Citizenship or Place Of Organization

            British Virgin Islands
--------------------------------------------------------------------------------
                       |  7 | SOLE VOTING POWER
      NUMBER OF        |    |
                       |    | 228,918
       SHARES          |----|---------------------------------------------------
                       |  8 | SHARED VOTING POWER
    BENEFICIALLY       |    |
                       |    | 0
      OWNED BY         |----|---------------------------------------------------
                       |  9 | SOLE DISPOSITIVE POWER
        EACH           |    |
                       |    | 228,918

     REPORTING         |----|---------------------------------------------------
                       | 10 | SHARED DISPOSITIVE POWER
    PERSON WITH        |    |
                       |    | 0
--------------------------------------------------------------------------------
11        Aggregate Amount Beneficially Owned by Each Reporting Person

          228,918
--------------------------------------------------------------------------------
12        Check Box if The Aggregate Amount In Row (11) Excludes Certain Shares*

          |_|
--------------------------------------------------------------------------------
13        Percent of Class Represented by Amount in Row (11)

          0.9%
--------------------------------------------------------------------------------
14        Type of Reporting Person*

          CO
--------------------------------------------------------------------------------

CUSIP NO. M75165106                   13D                            Page 6 of 9



      This Amendment No. 6 is being jointly filed by each of the following persons pursuant to Rule 13d-1(k) promulgated by the Securities and Exchange Commission (the "Commission") pursuant to Section 13 of the Securities Exchange Act of 1934: Dan Purjes, his wife Edna Purjes, X Securities, Ltd. ("X Securities") and Y Securities Management, Ltd. ("Y Securities"), all of the foregoing being referred to as the "Reporting Persons."

      This Amendment No. 6 amends the Schedule 13D originally filed with the Commission on August 3, 1999, Amendment No. 1 thereto filed with the Commission on September 13, 1999, Amendment No. 2 thereto filed with the Commission on October 5, 2000, Amendment No. 3 thereto filed with the Commission on October 31, 2000, Amendment No. 4 thereto filed with the Commission on December 23, 2002 ("Amendment No. 4") and Amendment No. 5 thereto filed with the Commission on May 17, 2004 ("Amendment No. 5"). Capitalized terms used but not defined herein have the meanings previously ascribed to them in this Schedule 13D.

      This Amendment No. 6 is being filed to correct an inadvertent error contained in Amendment No. 5. Amendment No. 5 erroneously included as beneficially owned by Mr. Purjes 129,310 ordinary shares of Nur that are issuable under warrants granted to Duncan Capital, LLC in connection with a private placement by Nur dated March 31, 2004. Mr. Purjes is not related to Duncan Capital, LLC and the shares underlying the foregoing warrants granted to it are not, never were and should not have been deemed beneficially owned by Mr. Purjes.

ITEM 1. SECURITY AND ISSUER.

      The securities are ordinary shares, NIS 1.0 nominal value, of NUR Macroprinters Ltd. ("NUR"). NUR's principal executive offices are located at 12 Abba Hillel Silver Street, P.O. Box 1281, Lod 71111, Israel.

ITEM 2. IDENTITY AND BACKGROUND.

(a) The names of the persons filing this Schedule are Mr. Purjes, Mrs. Purjes, X Securities and Y Securities.

(b) The business address for each Reporting Person is 830 Third Avenue, 14th Floor, New York, New York 10022.

(c) Mr. Purjes is the chairman and chief executive officer of Rockwood Group, LLC. The principal address of Rockwood Group, LLC is 830 Third Avenue, 14th Floor, New York, New York 10022. Mr. Purjes is the chairman of X Securities and the managing member of Y Securities. The principal address of each of X Securities and Y Securities is 830 Third Avenue, 14th Floor, New York, New York 10022

(d) No Reporting Person has been convicted in any criminal proceeding in the last five years (excluding traffic violations or similar misdemeanors).

(e) No Reporting Person has been subject to any judgments, decrees, or final orders enjoining future violations of, or prohibiting or mandating activities subject to, United States federal or state securities laws or finding any violation with respect to such laws as a result of being a party to a civil proceeding of a judicial or administrative body of competent jurisdiction in the last five years.

(f) Each of Mr. and Mrs. Purjes is a United States citizen. Each of X Securities and Y Securities is a British Virgin Islands limited company.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

      The following represents the number of ordinary shares purchased or transferred since the filing of Amendment No. 4 which is the second preceding amendment to this Schedule 13D, and prior acquisitions not reported on any such schedule prior to Amendment No. 4. The sources of funds for all purchases were personal funds of Mr. and Mrs. Purjes and working capital of X Securities or Y Securities.

CUSIP NO. M75165106                   13D                            Page 7 of 9



Ordinary Shares Purchased

DATE        NO. OF SHARES     AMOUNT OF FUNDS     NATURE OF OWNERSHIP

11/20/02    33,530            N/A                 Direct/Dan Purjes*1
1/13/03     49,920            N/A                 Direct/Dan Purjes*1
4/27/03     90,318            N/A                 Direct/Dan Purjes*1
8/21/03     44,516            N/A                 Direct/Dan Purjes*1
10/15/03    331,731           N/A                 Direct/Dan and Edna Purjes
                                                  JTWROS*2
10/15/03    14,423            N/A                 Indirect/Y Securities
                                                  Management, Ltd.*3
10/15/03    32,654            N/A                 Indirect/X Securities, Ltd.*4
11/23/03    34,492            N/A                 Direct/Dan Purjes*1
1/20/04     17,246            N/A                 Direct/Dan Purjes*1
1/15/04     403,226           $250,000            Direct/Dan and Edna Purjes
                                                  JTWROS*5
1/15/04     80,645            $50,000             Indirect/Y Securities
                                                  Management, Ltd.*6
3/31/04     79,145            N/A                 Indirect/X Securities, Ltd.*7
3/31/04     20,474            N/A                 Indirect/X Securities, Ltd.*8
4/7/04      19,654            N/A                 Direct/ Dan and Edna Purjes
                                                  JTWROS*9
4/7/04      81,897            $95,000             Indirect/X Securities, Ltd.*10
4/8/04      1,451,613         $900,000            Direct/ Dan and Edna Purjes
                                                  JTWROS*11

*1. These ordinary shares were issued to Mr. Purjes pursuant to a Service Agreement, dated December 31, 2001, which has been terminated.

*2. Represents 331,731 ordinary shares issuable upon exercise of a warrant certificate, at an exercise price of $0.52 per ordinary share, granted to Dan and Edna Purjes JTWROS in connection with a Convertible Loan and Warrant Agreement, dated July 31, 2003.

*3. Represents 14,423 ordinary shares issuable upon exercise of a warrant certificate, at an exercise price of $0.52 per ordinary share, granted to Y Securities in connection with a Convertible Loan and Warrant Agreement, dated July 31, 2003. Mr. Purjes is the managing member of Y Securities Management and so may be deemed to share voting and dispositive control over such shares.

*4. Represents 32,654 ordinary shares issuable upon exercise of a warrant certificate, at an exercise price of $0.52 per ordinary share, granted to X Securities for introducing the placement agent of the Convertible Loan and Warrant Agreement, dated July 31, 2003. Mr. Purjes is the chairman of X Securities and so may be deemed to share voting and dispositive control over such shares.

*5. These ordinary shares were issued to Dan and Edna Purjes JTWROS upon conversion of $250,000 out of a loan made by them to NUR on July 2003, at a conversion price of $0.62 per ordinary share.

*6. These ordinary shares were issued to Y Securities Management upon conversion of $50,000 out of a loan made by it to NUR on July 2003, at a conversion price of $0.62 per ordinary share. Mr. Purjes is the managing member of Y Securities and so may be deemed to share voting and dispositive control over such shares.

*7. Represents 79,145 ordinary shares issuable upon exercise of a warrant certificate, at an exercise price of $0.62 per ordinary share, granted to X Securities for introducing the placement agent of the Convertible Loan and Warrant Agreement, dated July 31, 2003 and in connection with the

CUSIP NO. M75165106                   13D                            Page 8 of 9



      conversion of the loan by the investors into equity. Mr. Purjes is the chairman of X Securities, Ltd. and so may be deemed to share voting and dispositive control over such shares.

*8. Represents 20,474 ordinary shares issuable upon exercise of a warrant certificate, at an exercise price of $1.54 per ordinary share, granted to X Securities in connection with a private placement, dated March 31, 2004. Mr. Purjes is the chairman of X Securities and so may be deemed to share voting and dispositive control over such shares.

*9. These ordinary shares were issued to Dan Purjes and Edna Purjes JTWROS pursuant to the Service Agreement described in footnote 1 above.

*10. These ordinary shares were issued to X Securities, Ltd. in connection with a private placement, dated March 31, 2004. Mr. Purjes is the chairman of X Securities, Ltd. and so may be deemed to share voting and dispositive control over such shares.

*11. These ordinary shares were issued to Dan and Edna Purjes JTWROS upon conversion of $900,000 out of a convertible loan made by them to NUR on July 2003, at a conversion price of $0.62 per ordinary share.

ITEM 4. PURPOSE OF TRANSACTION.

      All ordinary shares described herein were purchased for investment purposes.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

(a) Mr. Purjes beneficially owns an aggregate of 7,789,980 ordinary shares of NUR, constituting 30.2% of the outstanding ordinary shares of NUR based upon 25,821,873 ordinary shares outstanding as of April 30, 2004, on which amount all percentages contained herein are based.

(b) Mr. Purjes has the sole power to vote or direct the vote of and dispose or direct the disposition of 270,022 ordinary shares of NUR. Mr. Purjes shares the power to vote or direct the vote of and dispose or direct the disposition of 7,076,870 ordinary shares of NUR with his wife, Edna Purjes. Mr. Purjes may be deemed to share the power to vote or direct the vote of and dispose or direct the disposition of 214,170 ordinary shares of NUR beneficially owned by X Securities, pursuant to role as the chairman of X Securities. Mr. Purjes may be deemed to share the power to vote or direct the vote of and dispose or direct the disposition of 228,918 ordinary shares of NUR beneficially owned by Y Securities pursuant his role as the managing member of Y Securities.

(c)   Not applicable.

(d)   Not applicable.

(e)   Not applicable.

CUSIP NO. M75165106                   13D                            Page 9 of 9



                             JOINT FILING AGREEMENT

      By signing this Amendment No. 6, each Reporting Person acknowledges and agrees that the Schedule 13D, as amended hereby, is filed on such Reporting Person's behalf and agrees to such joint filing in accordance with Rule 13d-1(k) of the Commission.


                                    SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, correct and complete.



DATED: March 2, 2005                   /S/ DAN PURJES
                                       -----------------------------------------
                                       Dan Purjes


DATED: March 2, 2005                   /S/ EDNA PURJES
                                       -----------------------------------------
                                       Edna Purjes


DATED: March 2, 2005                   X Securities, Ltd.

                                       By: /S/ DAN PURJES
                                           -------------------------------------
                                           Dan Purjes,
                                           Authorized Officer


DATED: March 2, 2005                   Y Securities Management, Ltd.

                                       By: /S/ DAN PURJES
                                           -------------------------------------
                                           Dan Purjes,
                                           Authorized Officer